UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.)*
Stone Point Credit Corporation .
(Name of Issuer)

Common Stock, par value $0.001 per share .
(Title of Class of Securities)

N/A .
(CUSIP Number)

December 31, 2020 .
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ X ]    Rule 13d-1(b)
[   ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

CUSIP No. Page 2 of 10 Pages

Names of Reporting Persons. Maiden Reinsurance Ltd.
Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
SEC Use Only
Citizenship or Place of Organization Vermont
Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power
Shared Voting Power 65,040
Sole Dispositive Power
Shared Dispositive Power 65,040
Aggregate Amount Beneficially Owned by Each Reporting Person 65,040
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
Percent of Class Represented by Amount in Row (9) 5.2%
Type of Reporting Person: IC, CO

CUSIP No. N/A Page 3 of 10 Pages

Names of Reporting Persons. Maiden Holdings North America, Ltd.
Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
SEC Use Only
Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power
Shared Voting Power 65,040
Sole Dispositive Power
Shared Dispositive Power 65,040
Aggregate Amount Beneficially Owned by Each Reporting Person 65,040
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
Percent of Class Represented by Amount in Row (9) 5.2%
Type of Reporting Person: HC, CO

CUSIP No. N/A Page 4 of 10 Pages

Names of Reporting Persons. Maiden Holdings, Ltd.
Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
SEC Use Only
Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power
Shared Voting Power 65,040
Sole Dispositive Power
Shared Dispositive Power 65,040
Aggregate Amount Beneficially Owned by Each Reporting Person 65,040
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
Percent of Class Represented by Amount in Row (9) 5.2%
Type of Reporting Person: HC, FI

Page 5 of 10 Pages
Item 1.
(a)    Name of Issuer
Stone Point Credit Corporation, a Delaware corporation (the “Issuer”)

(b)    Address of Issuer’s Principal Executive Offices
20 Horseneck Lane, Greenwich, Connecticut 06830.

Item 2.

(a)    Name of Person Filing

        This Statement is filed on behalf of each of the following persons (collectively, the “Reporting
Persons”):

i)Maiden Reinsurance Ltd.
ii)Maiden Holdings North America, Ltd.
iii)Maiden Holdings, Ltd.

(b)    Address of Principal Business Office or, if None, Residence

Maiden Reinsurance Ltd.
58 East View Lane, Suite 2
Barre, VT 05641

Maiden Holdings North America, Ltd.
228 Park Ave. S.
PMB 25931
New York, NY 10003

Maiden Holdings, Ltd.
Ideation House
2nd Floor
94 Pitts Bay Road
Pembroke HM 08
Bermuda

(c)    Citizenship

i)Maiden Reinsurance Ltd. – Vermont, USA
ii)Maiden Holdings North America, Ltd. – Delaware, USA
iii)Maiden Holdings, Ltd. – Bermuda

(d)    Title of Class of Securities
        Common Stock, par value $0.001 per share

CUSIP No. N/A Page 6 of 10 Pages

(e)    CUSIP Number
        N/A

Item 3.        If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),              Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.D. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☑ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C
80a-8);
(e) ☐An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g) ☑ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14)
of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.        Ownership
(a)Amount Beneficially Owned:

i)Maiden Reinsurance Ltd. – 65,040
ii)Maiden Holdings North America, Ltd. – 65,040
iii)Maiden Holdings, Ltd. – 65,040

(b)    Percent of Class:

    Reporting Persons may be deemed the beneficial owner of approximately 5.2% of Shares outstanding. (There were 1,249,999 shares of Common Stock outstanding as of December 24, 2020, as reported by the Issuer’s Form 8-K, filed by the Issuer with the SEC on December 28, 2020.)

(c)    Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 65,040
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: 65,040
Item 5.        Ownership of Five Percent or Less of a Class:
Not applicable.

CUSIP No. N/A Page 7 of 10 Pages

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

The disclosure regarding the relationships among the Reporting Persons in Item 4 is incorporated by reference herein.

Item 8.        Identification and Classification of Members of the Group:
Not applicable.

Item 9.        Notice of Dissolution of Group:
Not applicable.

CUSIP No. N/A Page 8 of 10 Pages

Item 10.        Certification:
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

Maiden Reinsurance Ltd.

/s/ Denis Butkovic
Name: Denis Butkovic
Title: SVP, General Counsel and Secretary

Maiden Holdings North America, Ltd.

/s/ Denis Butkovic
Name: Denis Butkovic
Title: SVP, General Counsel and Secretary

Maiden Holdings, Ltd.

/s/ Denis Butkovic
Name: Denis Butkovic
Title: SVP, General Counsel and Secretary

CUSIP No. N/A Page 9 of 10 Pages
Exhibit Index

Ex.	Page No.

A    Joint Filing Agreement            10

CUSIP No. N/A Page 10 of 10 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Stone Point Credit Corporation dated as of February 16, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 16, 2021

Maiden Reinsurance Ltd.

/s/ Denis Butkovic
Name: Denis Butkovic
Title: SVP, General Counsel and Secretary

Maiden Holdings North America, Ltd.

/s/ Denis Butkovic
Name: Denis Butkovic
Title: SVP, General Counsel and Secretary

Maiden Holdings, Ltd.

/s/ Denis Butkovic
Name: Denis Butkovic
Title: SVP, General Counsel and Secretary